                                                       RULE NO. 424(b)(5)
                                                       REGISTRATION NO. 33-65396

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+   THE INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED MAY 9, 1997

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 22, 1993

      (R)                         $600,000,000
LOGO                           CIGNA CORPORATION


                         $     % NOTES DUE MAY   , 2007


                      $     % DEBENTURES DUE MAY   , 2027

                                  -----------

  Interest on the  % Notes due May   , 2007 and the   % Debentures due May  ,
2027 is payable on May 15 and November 15 of each year, commencing November 15, 1997. Neither the Notes nor the Debentures will be redeemable prior to maturity.

  The Notes and Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. Each of the Notes and the Debentures will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes and Debentures in definitive form will not be issued. See "Description of Notes and Debentures".

                                  -----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED  UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR
    THE PROSPECTUS TO WHICH IT  RELATES. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                  -----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................             %             %              %
Total..............................    $                $           $
Per Debenture......................             %             %              %
Total..............................    $                $           $

-----
(1) Plus accrued interest, if any, from May   , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $    payable by the Company.

                                  -----------

  The Notes and the Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about May , 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                                                             MERRILL LYNCH & CO.
                                  -----------

            The date of this Prospectus Supplement is May   , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE DEBENTURES INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

                                  THE COMPANY

  With shareholders' equity of $7.2 billion and assets of $98.9 billion as of December 31, 1996 and revenues of $19 billion for the year then ended, CIGNA Corporation and its subsidiaries constitute one of the largest investor-owned insurance organizations in the United States and one of the principal United States companies in the financial services industry, in each case measured by total assets and revenues. Unless the context otherwise indicates, the terms "CIGNA" and "the Company," when used herein, refer to one or more of CIGNA Corporation and its consolidated subsidiaries. Although CIGNA Corporation is not itself an insurance company, its subsidiaries are major providers of group life and health insurance, managed care products and services, retirement products and services, individual financial services and property and casualty insurance. The Company is one of the largest international insurance organizations based in the United States, measured by international revenues, and one of the largest investor-owned health maintenance organization in the United States, based on the number of members. The Company's major insurance subsidiaries, Connecticut General Life Insurance Company ("CG Life") and Insurance Company of North America ("ICNA"), are among the oldest insurance companies in the United States, with ICNA tracing its origins to 1792 and CG Life to 1865. CIGNA Corporation was incorporated in the State of Delaware in 1981.

  The principal executive offices of the Company are located at One Liberty Place, 1650 Market Street, P.O. Box 7716, Philadelphia, Pennsylvania, 19192-1550. Its telephone number is (215) 761-1000.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth CIGNA's ratio of earnings to fixed charges for the periods indicated below:

                                          THREE MONTHS
                                              ENDED
                                            MARCH 31    YEAR ENDED DECEMBER 31,
                                          ------------- ------------------------
                                           1997   1996  1996 1995 1994 1993 1992
                                          ------ ------ ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges.......   11.4   8.3  9.5  2.1  4.6  1.7  1.8

  For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income before federal income taxes and fixed charges. "Fixed charges" consists of interest expense and an imputed interest component for rental expense.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes and the Debentures offered
hereby, estimated to be approximately $    , will be used to finance a portion
of the acquisition costs (estimated to be approximately $1.65 billion) in connection with the Company's acquisition of Healthsource, Inc., a New Hampshire corporation ("Healthsource"). See "Recent Developments".

                                CAPITALIZATION

  The following table sets forth the historical short-term debt and capitalization of the Company as of December 31, 1996 and the pro forma short-term debt and capitalization of the Company as of December 31, 1996, as adjusted to give effect to the Healthsource acquisition and the issuance and sale of the Notes and the Debentures offered hereby and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds". The Healthsource acquisition will be accounted for as a purchase. This pro forma presentation does not contain all potential adjustments related to the acquisition which may subsequently be reflected in the financial statements. Such additional adjustments have not been determined; however, CIGNA does not expect them to be material. This table should be read in conjunction with the December 31, 1996 consolidated financial statements of the Company, including the notes thereto, which are incorporated herein by reference.

                                                      AS OF DECEMBER 31, 1996
                                                           (IN MILLIONS)
                                                    ---------------------------
                                                    HISTORICAL PRO FORMA(1)
                                                    ---------- ------------
                                                               (UNAUDITED)
Short-term debt....................................   $  289      $  689
                                                      ======      ======
Long-term debt.....................................   $1,021      $1,621
                                                      ======      ======
Shareholders' equity:
  Common stock.....................................   $   88      $   88
  Additional paid-in capital.......................    2,572       2,597
  Net unrealized appreciation on investments.......      627         627
  Net translation of foreign currencies............      (45)        (45)
  Retained earnings................................    4,855       4,855
  Treasury stock, at cost..........................     (889)       (889)
                                                      ------      ------
    Total shareholders' equity.....................   $7,208      $7,233
                                                      ======      ======
      Total short-term debt and capitalization.....   $8,518      $9,543
                                                      ======      ======
    Ratio of total debt to total short-term debt
     and capitalization............................     15.4%       24.2%
                                                      ======      ======

--------
(1) This presentation assumes that the Company acquires 100% of Healthsource's outstanding shares for $1,388 million (63.8 million shares at $21.75 per share). In addition, the Company will redeem all of Healthsource's convertible debt at 101% of its face value for $250 million. The acquisition would be financed by utilizing approximately $638 million of internally generated funds, the issuance of $600 million in aggregate principal amount of Notes and Debentures being offered hereby, and the issuance of short-term debt for approximately $400 million. Under purchase accounting, Healthsource's shareholders' equity is eliminated.

                        SELECTED FINANCIAL INFORMATION

  The following tables set forth certain historical selected information of the Company for, and as of the end of, each of the periods presented. The selected historical financial information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. The selected historical financial information provided below is not necessarily indicative of future results of operations or financial performance for the Company.

                           THREE MONTHS
                          ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                          ----------------  -------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                          -------  -------  -------  -------  -------  -------  -------
INCOME STATEMENT DATA       (UNAUDITED)
---------------------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
Premiums and fees.......  $ 3,388  $ 3,390  $13,916  $13,914  $13,912  $13,712  $13,924
Net investment income
 and other revenues.....    1,213    1,225    4,943    4,808    4,438    4,408    4,493
Realized investment
 gains..................       44       30       91      233       42      282      165
                          -------  -------  -------  -------  -------  -------  -------
 Total..................  $ 4,645  $ 4,645  $18,950  $18,955  $18,392  $18,402  $18,582
                          =======  =======  =======  =======  =======  =======  =======
NET INCOME (LOSS):
Employee Life and Health
 Benefits...............  $   121  $   110  $   500  $   597  $   548  $   589  $   337
Employee Retirement and
 Savings Benefits.......       62       61      222      194      190      159      191
Individual Financial
 Services...............       55       34      168      151      136      110       49
Property and Casualty...       65       50      240     (673)    (235)    (530)    (195)
Other Operations........      (15)     (17)     (74)     (58)     (85)     (94)     (71)
                          -------  -------  -------  -------  -------  -------  -------
 Total..................  $   288  $   238  $ 1,056  $   211  $   554  $   234  $   311
                          =======  =======  =======  =======  =======  =======  =======
 Net income per share...  $  3.86  $  3.10  $ 13.85  $  2.86  $  7.66  $  3.25  $  4.34
                          =======  =======  =======  =======  =======  =======  =======
BALANCE SHEET DATA
------------------
Total assets............  $98,752  $95,417  $98,932  $95,903  $86,102  $84,975  $78,034
Long-term debt..........  $   910  $ 1,037  $ 1,021  $ 1,066  $ 1,389  $ 1,235  $   929
Shareholders' equity....  $ 7,117  $ 6,863  $ 7,208  $ 7,157  $ 5,811  $ 6,575  $ 5,744
 Per share..............  $ 96.18  $ 89.74  $ 97.15  $ 93.76  $ 80.46  $ 91.30  $ 80.09
Common shares
 outstanding
 (thousands)............   73,994   76,480   74,198   76,332   72,225   72,015   71,720
Common dividends
 declared per share.....  $  0.83  $  0.80  $  3.20  $  3.04  $  3.04  $  3.04  $  3.04

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
OTHER DATA                                            1996     1995     1994
----------                                           -------  -------  -------
EMPLOYEE LIFE & HEALTH BENEFITS SEGMENT STATISTICS:   (DOLLARS IN MILLIONS)
 Medical Covered Lives (thousands):
   HMOs............................................    4,315    3,930    3,501
   Indemnity.......................................    4,570    4,700    5,458
                                                     -------  -------  -------
     Total.........................................    8,885    8,630    8,959
                                                     =======  =======  =======
 Dental Covered Lives (thousands):
   Managed Care....................................    2,548    2,290    1,993
   Indemnity.......................................    7,901    8,032    8,173
                                                     -------  -------  -------
     Total.........................................   10,449   10,322   10,166
                                                     =======  =======  =======
 HMO Medical Loss Ratios...........................     84.4%    84.5%    82.7%

EMPLOYEE RETIREMENT & SAVINGS BENEFITS SEGMENT STA-
 TISTICS:
 Defined Contribution..............................  $20,017  $17,741  $14,456
 Defined Benefit...................................   18,182   18,077   16,777
 Other, including GICs.............................    1,539    1,542    1,998
 Investment Advisory Accounts......................      849      823      651
                                                     -------  -------  -------
 Total Assets under Management by Plan Type........  $40,587  $38,183  $33,882
                                                     =======  =======  =======
INDIVIDUAL FINANCIAL SERVICES SEGMENT STATISTICS:
 Deposits:
   Life............................................  $ 1,407  $ 2,351  $ 2,349
   Annuity.........................................      644      849      659
                                                     -------  -------  -------
     Total deposits................................  $ 2,051  $ 3,200  $ 3,008
                                                     =======  =======  =======
PROPERTY & CASUALTY--ONGOING OPERATIONS:
 Combined ratio after policyholders' dividends(1)..    101.6%   104.1%
                                                     =======  =======  =======

--------
(1) See note (1) on Page S-8.

                              RECENT DEVELOPMENTS

  On February 27, 1997, the Company and Healthsource entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Healthsource and CHC Acquisition Corp., a wholly-owned subsidiary of the Company ("CHC Acquisition"), providing for the transactions that will result in Healthsource becoming a subsidiary of the Company. Under the terms of the Merger Agreement, CHC Acquisition commenced a cash tender offer on March 6, 1997 for all outstanding shares of common stock, par value $.10 per share, of Healthsource (the "Healthsource Common Stock") at a price of $21.75 per share. Consummation of the tender offer is subject to at least a majority of the shares of Healthsource Common Stock, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the tender offer and the receipt of all applicable regulatory approvals.

  Based on December 31, 1996 information, Healthsource operates health maintenance organizations in 15 states serving approximately 1.1 million members. Healthsource also provides medical and dental indemnity products, primarily self-insured products, which cover approximately 2 million and 2.5 million lives, respectively. In addition, Healthsource offers point of service plans, preferred provider organization plans, utilization review services, managed workers compensation services, pharmacy benefit management services and other managed care consulting and administrative services.

                                   BUSINESS

  CIGNA's revenues are derived principally from premiums and fees and investment income. CIGNA conducts its business through the following operating divisions, the financial results of which are reported in the following segments:

  Employee Life and Health Benefits Segment

    CIGNA HealthCare

    CIGNA Group Insurance: Life, Accident, Disability

  Employee Retirement and Savings Benefits Segment

    CIGNA Retirement & Investment Services

  Individual Financial Services Segment

    CIGNA Individual Insurance

    CIGNA Reinsurance

  Property and Casualty Segment

    CIGNA Property & Casualty

    CIGNA International

  Other Operations primarily includes unallocated investment income, expenses (principally debt service) and taxes. Also included in Other Operations are the results of CIGNA's settlement annuity business and non-insurance operations engaged primarily in investment and real estate activities.

  The following summarized financial information with respect to the business segments for the year ended and as of December 31 was derived from and should be read in conjunction with the Company's 1996 audited financial statements and notes and the Company's Annual Report on Form 10-K for the year ended December 31, 1996:

                                                       1996
                                          1996      % OF TOTAL  1995     1994
                                      ------------- ---------- -------  -------
                                      (IN MILLIONS)             (IN MILLIONS)
REVENUES
Employee Life and Health Benefits...     $ 9,318        49%    $ 9,167  $ 8,650
Employee Retirement and Savings Ben-
 efits..............................       1,950        10       1,983    1,935
Individual Financial Services.......       2,074        11       1,920    1,637
Property and Casualty(1):
  International.....................       2,859        15       3,005    2,644
  Domestic--ongoing.................       2,147        11       2,259
          --pre-restructuring.......                                      3,386
                                         -------       ---     -------
  Ongoing operations................       5,006        26       5,264
  Run-off operations................         478         3         471
                                         -------       ---     -------  -------
    Total Property and Casualty.....       5,484        29       5,735    6,030
Other Operations....................         124         1         150      140
                                         -------       ---     -------  -------
      Total.........................     $18,950       100%    $18,955  $18,392
                                         =======       ===     =======  =======
OPERATING INCOME (LOSS)(2)
Employee Life and Health Benefits...     $   497        50%    $   493  $   531
Employee Retirement and Savings Ben-
 efits..............................         201        20         192      184
Individual Financial Services.......         161        16         150      131
Property and Casualty(1):
  International.....................         135        13         128       55
  Domestic--ongoing.................          76         8         (60)
          --pre-structuring.........                                       (294)
                                         -------       ---     -------
  Ongoing operations................         211        21          68
  Run-off operations................           2        --        (795)
                                         -------       ---     -------  -------
    Total Property and Casualty.....         213        21        (727)    (239)
Other Operations....................         (70)       (7)        (75)     (81)
                                         -------       ---     -------  -------
      Total.........................     $ 1,002       100%    $    33  $   526
                                         =======       ===     =======  =======
IDENTIFIABLE ASSETS
Employee Life and Health Benefits...     $11,590        12%    $12,206  $11,331
Employee Retirement and Savings Ben-
 efits..............................      40,399        41      37,736   33,939
Individual Financial Services.......      17,581        18      15,913   12,195
Property and Casualty(1):
  International.....................       7,611         8       7,603    6,785
  Domestic--ongoing.................      10,553        10       9,843
      --pre-restructuring...........                                     18,850
                                         -------       ---     -------
  Ongoing operations................      18,164        18      17,446
  Run-off operations................       8,043         8       8,872
                                         -------       ---     -------  -------
    Total Property and Casualty.....      26,207        26      26,318   25,635
Other Operations....................       3,155         3       3,730    3,002
                                         -------       ---     -------  -------
      Total.........................     $98,932       100%    $95,903  $86,102
                                         =======       ===     =======  =======

--------
(1) CIGNA's domestic property and casualty operations were restructured into ongoing and run-off operations effective December 31, 1995. Amounts shown for the Property and Casualty segment's ongoing and run-off operations for 1995 are reported on a pro forma basis as though the restructuring was in place at the beginning of 1995. These pro forma results are not necessarily indicative of the results that would have been reported had the restructuring actually occurred as of January 1, 1995. Information for the Property and Casualty segment on a pro forma basis is not available for 1994. Consolidated Property and Casualty segment amounts, including International, did not change as a result of the restructuring.
(2) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

EMPLOYEE LIFE AND HEALTH BENEFITS

  CIGNA's Employee Life and Health Benefits Segment consists of the CIGNA HealthCare and CIGNA Group Insurance divisions.

  CIGNA HEALTHCARE

  CIGNA HealthCare offers a range of group medical, dental and life insurance products, and designs benefit programs to meet the needs of employers of all sizes and their employees. Among investor-owned managed care and indemnity companies, CIGNA HealthCare is one of the nation's leading providers of health benefit programs, with products marketed in all 50 states, and managed care networks in 43 states, the District of Columbia and Puerto Rico. CIGNA HealthCare's national managed dental care networks serve 39 states and the District of Columbia.

  CIGNA HealthCare's products and services include managed medical and dental care products, indemnity group health insurance and related services; managed mental health and substance abuse care and employee assistance programs; managed pharmacy services; disability management, medical cost management and utilization management services; and group life insurance. Products are marketed by the division's sales representatives, primarily through employee benefits brokers and consultants. Managed mental health care and employee disability management and medical cost management services are marketed directly to insurers, employer groups and managed care organizations. Employee disability management and medical cost management services also are marketed directly to third-party administrators.

  Certain business information with respect to CIGNA HealthCare for the year ended December 31, 1996 is set forth below (dollars in millions):

       Premiums and Fees............................................... $ 6,987
       Premium Equivalents.............................................   9,552
                                                                        -------
         Adjusted Premiums and Fees.................................... $16,539
                                                                        =======
       Business Mix (Adjusted Premiums and Fees)
         Health Indemnity (Medical and Dental).........................      55%
         Managed Medical and Dental....................................      38
         Life..........................................................       7
                                                                        -------
           Total.......................................................     100%
                                                                        =======

  CIGNA GROUP INSURANCE

  CIGNA Group Insurance provides employer-paid and voluntary life, accident and disability products, and designs disability management services to meet the needs of employers. Its products and services include short- and long-term disability insurance and disability management services; group voluntary and business travel accident insurance; group term life insurance, group universal life insurance and group variable universal life insurance; and specialty plans for nonemployer-sponsored groups and selected employer groups.

  Based on earned premiums, CIGNA Group Insurance is the leading U.S. provider of group accident insurance, including voluntary accident and business travel accident insurance. It also is among the largest providers of group long-term disability insurance, with a full spectrum of disability management services and group life insurance, including group universal life and group variable universal life.

  The sales force sells the division's products through employee benefits brokers and consultants to employers of all sizes, as well as to employees and their families. The division also markets products to members of affinity groups, such as customers of financial institutions. It maintains specialized service centers for customers with voluntary products and a claim organization with expertise in life, accident and disability claims management, including vocational rehabilitation and other cost-containment services.

  Certain business information with respect to CIGNA Group Insurance for the year ended December 31, 1996 is set forth below (dollars in millions):

       Premiums and Fees................................................ $1,354
                                                                         ======
       Business Mix (Premiums and Fees)
         Life...........................................................     46%
         Disability.....................................................     30
         Accident.......................................................     20
         Other Health...................................................      4
                                                                         ------
           Total                                                            100%
                                                                         ======

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

  CIGNA Retirement & Investment Services is among the leading managers of retirement plan assets in the United States, based on assets under management. The division provides defined contribution and defined benefit plan investment products and administrative services, either separately or as full-service packages, to U.S. employers, municipalities and labor organizations. These organizations offer retirement benefits to more than five million people.

  A new discount brokerage operation, CIGNA Financial Services, also supports the individual investor with a range of IRA rollover investments and both tax-deferred and taxable investments and services. Products and services are offered primarily through dedicated retirement plan specialists in offices nationwide, the benefit consulting community and financial intermediaries.

  Certain business information with respect to CIGNA Retirement & Investment Services for the year ended December 31, 1996 is set forth below (dollars in millions):

       Deposits......................................................... $ 5,844
                                                                         =======
       Assets under Management
         Defined Contribution........................................... $20,017
         Defined Benefit................................................  18,182
         Other..........................................................   2,388
                                                                         -------
           Total........................................................ $40,587
                                                                         =======

  Products and services offered by CIGNA Retirement & Investment Services include: 401(k) and other defined contribution plans; defined benefit pension plans; institutional investment management; discount brokerage services; investments managed by CIGNA, Fidelity, Warburg Pincus, INVESCO, American Century, PBHG and others; directed trustee services; actuarial valuation and consulting; toll-free phone services for plan participants; benefit calculations and payment services; and benefits outsourcing.

INDIVIDUAL FINANCIAL SERVICES

  CIGNA's Individual Financial Services Segment consists of the CIGNA Individual Insurance and CIGNA Reinsurance divisions.

  CIGNA INDIVIDUAL INSURANCE

  CIGNA Individual Insurance manages four businesses. Individual insurance products, investment products and fee-based financial planning services are sold to affluent clients, including business owners, professionals and executives, through CIGNA Financial Advisors, the division's career agency sales force. A life brokerage operation sells individual life insurance products to affluent individuals through independent managing general agents, independent brokers and broker/dealers. Corporate-owned life insurance is sold through brokers to major corporations. Individual fixed and variable annuity products are sold to a wide range of individual clients, primarily by bank representatives, stockbrokers and life insurance agents.

  Certain business information with respect to CIGNA Individual Insurance for the year ended December 31, 1996 is set forth below (dollars in millions):

       Premiums and Fees............................................... $   649
       Deposits........................................................   2,051
                                                                        -------
         Total......................................................... $ 2,700
                                                                        =======
       Business Mix (Premiums, Fees and Deposits)
         Life..........................................................      76%
         Annuity.......................................................      24
                                                                        -------
         Total.........................................................     100%
                                                                        =======
       Individual Life Insurance
         In Force...................................................... $94,124
                                                                        =======
       Annuity Assets.................................................. $ 2,638
                                                                        =======

  CIGNA REINSURANCE

  CIGNA Reinsurance markets risk management products and services on a direct basis and through domestic and foreign intermediaries. Customers include traditional risk-bearing companies, including individual and group life, accident and health insurers; the special risk and workers' compensation units of property-casualty insurers; companies that offer immediate and deferred annuities; health care providers; and managing general underwriters of health care and sports.

  Certain business information with respect to CIGNA Reinsurance for the year ended December 31, 1996 is set forth below (dollars in millions):

       Premiums and Fees.................................................. $293
                                                                           ====
       Business Mix (Premiums and Fees)
         Life.............................................................   40%
         Health...........................................................   31
         Accident.........................................................   29
                                                                           ----
           Total..........................................................  100%
                                                                           ====

  Products and services provided by CIGNA Reinsurance include: reinsurance of personal accident insurance, including individual and group accidental death & dismemberment, catastrophe covers, special risk accident, aviation, occupational accident, and amateur and professional sports;

reinsurance of individual and group life insurance; and annuities, including variable annuity minimum death benefits; reinsurance of capitation risks of health care providers; reinsurance of morbidity risks of health care insurers and self-insured employers; and reinsurance pool management.

PROPERTY AND CASUALTY

  CIGNA's Property and Casualty segment consists of the CIGNA Property & Casualty division--domestic and run-off operations--and the CIGNA
International division.

  CIGNA PROPERTY & CASUALTY

  CIGNA Property & Casualty provides global commercial insurance and risk management services to U.S. businesses of all sizes and to other groups and individuals with specialized insurance needs. As a specialist, it provides these products and services through 20 businesses operating in three business units: Special Risk Facilities, which focuses on U.S.-based large-risk customers; Specialty Insurance Services, which serves clients with unique needs; and Commercial Insurance Services, which serves the standard commercial market with emphasis on customers interested in total loss containment. All three units distribute products through brokers and independent agents.

  Certain business information with respect to CIGNA Property & Casualty-- domestic for the year ended December 31, 1996, is set forth below (dollars in millions):

      Net Premiums Written.............................................. $1,637
                                                                         ======
      Business Mix (Net Premiums Written)
        Special Risk Facilities.........................................     28%
        Specialty Insurance Services....................................     44
        Commercial Insurance Services...................................     28
                                                                         ------
          Total.........................................................    100%
                                                                         ======

  Products and services provided by CIGNA Property & Casualty's Special Risk Facilities include large-risk property and casualty coverages, including multi-line and multi-year packages; risk management services on a bundled or unbundled basis; and integrated access to specialty lines and to international insurance. Specialty Insurance Services provides coverages for specialty programs, aviation, recreational and ocean marine, financial institutions, agribusiness, excess casualty and other specialty niches. Products and services of Commercial Insurance Services include risk transfer workers' compensation, inland marine, commercial packages, commercial automobile, and tailored programs for groups, associations and small commercial accounts.

  CIGNA INTERNATIONAL

  CIGNA International provides individual life, accident and health, employee benefits (group life and health) and commercial property and casualty coverages and services in jurisdictions outside the United States and multinationally. The division maintains a sales or operational presence in major markets around the world to support its product and service capabilities.

  Property and casualty products are marketed primarily to mid-sized and large commercial customers, while accident and health coverages are sold principally to individuals. Life products are targeted to individuals in middle- and upper-income segments; employee benefits and related group life and health coverages are marketed to businesses of every size, from small businesses to multinational corporations. The division distributes its products through major international or local brokers, direct response or direct sales forces and, in selected countries, independent agents.

  Certain business information with respect to CIGNA International for the year ended December 31, 1996 is set forth below (dollars in millions):

      Net Premiums Written.............................................. $2,589
                                                                         ======
      Business Mix (Net Premiums Written)
        Accident and Health.............................................     25%
        Individual Life.................................................     23
        Employee Benefits...............................................      8
        Property........................................................     20
        Marine, Auto and Other..........................................     14
        Casualty........................................................     10
                                                                         ------
          Total.........................................................    100%
                                                                         ======

  Products and services provided by CIGNA International include whole life, term life and variable life insurance; accident, health and disability insurance; group and employee benefits: medical indemnity insurance, managed health care programs and pensions; commercial property and casualty insurance, marine and other specialty lines; and international loss control, engineering, claims settlement and risk management services.

RESTRUCTURING

  Effective December 31, 1995, CIGNA restructured its domestic property and casualty businesses into two separate operations, ongoing and run-off. The ongoing operations are actively engaged in selling insurance products and related services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for asbestos-related and environmental pollution exposures. Insurance products that were actively sold in 1995 by subsidiaries that are now in run-off continue to be sold by the ongoing operations. Results for the run-off operations primarily reflect current year losses associated with unearned premiums as of December 31, 1995, prior year development on claim and claim adjustment expense reserves, and investment activity. The restructuring is being contested in the courts by certain competitors and policyholders; however, CIGNA expects to ultimately prevail.

INVESTMENTS

  CIGNA's investment strategy is to manage the characteristics of investment assets, such as liquidity, currency, yield and duration, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among CIGNA's principal product lines. In connection with this investment strategy, CIGNA uses derivative instruments through hedging applications to minimize market risk.

  As of December 31, 1996, $33.5 billion, or 96%, of bonds were investment grade, and $1.4 billion, or 4% were below investment grade (BA and below, or equivalent).

  INVESTMENT ASSETS

  The following table summarizes CIGNA's investment assets as of December 31 (in millions):

                                                                 1996    1995
                                                                ------- -------
   Fixed maturities............................................ $34,933 $36,241
   Equity securities...........................................     701     661
   Mortgage loans..............................................  10,927  11,010
   Real estate.................................................   1,102   1,283
   Other, primarily policy loans...............................   8,871   8,515
                                                                ------- -------
   Total investment assets..................................... $56,534 $57,710
                                                                ======= =======

  INVESTMENT INCOME
  The following table summarizes net investment income, including policyholder share, for the year ended December 31 (in millions):

                                                            1996   1995   1994
                                                           ------ ------ ------
   Fixed maturities....................................... $2,613 $2,571 $2,465
   Equity securities......................................     20     47     67
   Mortgage loans.........................................    982    932    892
   Policy loans...........................................    561    511    371
   Real estate............................................    223    317    327
   Other long-term investments............................     65     77     73
   Short-term investments.................................    110    199    128
                                                           ------ ------ ------
                                                            4,574  4,654  4,323
   Less investment expenses...............................    241    358    377
                                                           ------ ------ ------
   Net investment income.................................. $4,333 $4,296 $3,946
                                                           ====== ====== ======

  PROBLEM INVESTMENTS AND REAL ESTATE

  CIGNA's investments include problem bonds and mortgage loans, potential problem bonds and mortgage loans and real estate held for sale, primarily foreclosure properties. CIGNA considers problem bonds and mortgage loans those that are delinquent or restructured as to terms, typically interest rate and, in certain cases, maturity date. Delinquent mortgage loans include those on which payment is overdue generally 60 days or more. Potential problem bonds and mortgage loans are fully current but judged by management to have certain characteristics that increase the likelihood of problem classification. Potential problem mortgage loans also include fully current loans for which the borrower has requested restructuring and loans that are 30-59 days delinquent with respect to interest or principal payments.

  The following table summarizes problem investments and real estate held for sale, including amounts attributable to policyholder contracts, net of cumulative write-downs and valuation reserves, as of December 31:

                                                            1996   1995   1994
                                                           ------ ------ ------
                                                              (IN MILLIONS)
   Problem bonds.......................................... $  160 $  196 $  307
   Problem mortgage loans.................................    363    575    796
   Real estate held for sale
    (primarily foreclosure properties)....................    607    720    892
                                                           ------ ------ ------
     Total................................................ $1,130 $1,491 $1,995
                                                           ====== ====== ======

  The following table summarizes potential problem investments, including amounts attributable to policyholder contracts, net of cumulative write-downs and valuation reserves, as of December 31:

                                                                 1996 1995 1994
                                                                 ---- ---- ----
                                                                 (IN MILLIONS)
   Potential problem bonds...................................... $107 $137 $141
   Potential problem mortgage loans.............................  384  211  350
                                                                 ---- ---- ----
     Total...................................................... $491 $348 $491
                                                                 ==== ==== ====

  The overall decline in problems is due to improved economic conditions, including real estate market conditions, and net sales of foreclosed real estate.

                      DESCRIPTION OF NOTES AND DEBENTURES

  The following description of the particular terms of the Notes and Debentures offered hereby (referred to in the Prospectus as the "Senior Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities and Senior Debt Securities set forth in the Prospectus, to which description reference is hereby made.

DESCRIPTION OF THE NOTES

  The Notes offered hereby will be limited to        aggregate principal
amount and will mature on May   , 2007. The Notes will not be entitled to a
sinking fund and will not be redeemable prior to maturity. Interest at the annual rate set forth on the cover page hereof will be payable semiannually on May 15 and November 15, commencing November 15, 1997, to the persons in whose names the Notes are registered at the close of business on the May 1 or November 1, as the case may be, preceding such interest payment date. Interest
on the Notes will accrue from May   , 1997. The Notes will be issued as a
single series of Senior Debt Securities under the Senior Indenture described in the Prospectus, in denominations of $1,000 or any integral multiple thereof.

  The Notes will be subject to defeasance and discharge and to defeasance of certain obligations and certain events of default. The Notes will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  See "Description of Debt Securities" and "Senior Debt Securities" in the Prospectus.

DESCRIPTION OF THE DEBENTURES

  The Debentures offered hereby will be limited to $     aggregate principal
amount and will mature on May   , 2027. The Debentures will not be entitled to
a sinking fund and will not be redeemable prior to maturity. Interest at the annual rate set forth on the cover page hereof will be payable semiannually on May 15 and November 15, commencing November 15, 1997, to the persons in whose names the Debentures are registered at the close of business on the May 1 or November 1, as the case may be, preceding such interest payment date. Interest
on the Debentures will accrue from May   , 1997. The Debentures will be issued
as a single series of Senior Debt Securities under the Senior Indenture described in the Prospectus, in denominations of $1,000 or any integral multiple thereof.

  The Debentures will be subject to defeasance and discharge and to defeasance of certain obligations and certain events of default. The Debentures will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  See "Description of Debt Securities" and "Senior Debt Securities" in the Prospectus.

BOOK-ENTRY PROCEDURES

  Upon issuance, all Notes and all Debentures will be represented by one or more fully registered global securities (each a "Global Security"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company, as Depository, registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes or Debentures, as applicable, in definitive form, no Global Security may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository.

  The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the state of New York, a member of the Federal

Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. The Depository was created to hold securities of its participants (defined below) and to facilitate the clearance and settlement transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Ownership of beneficial interests in the Notes and Debentures will be limited to Persons that have accounts with the Depository ("participants") or Persons that may hold interests through participants. The Depository has advised the Company that upon the issuance of the Global Securities representing the Notes and Debentures, the Depository will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes and Debentures. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of participants) and on the records of participants (with respect to interests of Persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Securities.

  So long as the Depository, or its nominee, is the registered owner of a Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes or Debentures, as applicable, represented by such Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the Notes or Debentures, as applicable, represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of the Notes or Debentures, as applicable, in definitive form and will not be considered the owners or Holders thereof under the Senior Indenture. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Senior Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a Holder is entitled to give or take under the Senior Indenture, the Depository would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payment of principal of, and interest on, Notes and Debentures registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the Holder of the Global Securities representing such Notes or Debentures, as applicable. None of the Company, the Senior Trustee or any other agent of the Company or agent of the Senior Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Depository, upon receipt of any payment of principal or interest in respect of a Global Security, will credit the accounts of the participants with payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depository. Payments by participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  If (x) the Depository is at any time unwilling or unable to continue as Depository or the Depository ceases to be a clearing agency registered under the 1934 Act, (y) the Company executes and delivers to the Senior Trustee a Company Order to the effect that the Global Securities shall be transferable and exchangeable or (z) an Event of Default has occurred and is continuing with respect to the Notes or Debentures, the Global Securities will be transferable or exchangeable for Notes or Debentures, as applicable, in definitive form of like tenor in an equal aggregate principal amount. Such definitive Notes or Debentures shall be registered in such name or names as the Depository shall instruct the Senior Trustee. It is expected that such instructions may be based upon directions received by the Depository from participants with respect to ownership of beneficial interests in such Global Securities.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes and Debentures set forth opposite its name below:

                                               PRINCIPAL AMOUNT PRINCIPAL AMOUNT
                   UNDERWRITER                     OF NOTES      OF DEBENTURES
                   -----------                 ---------------- ----------------
   Goldman, Sachs & Co. ......................    $                $
   Credit Suisse First Boston Corporation.....
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..........................
                                                  ---------        ----------
     Total....................................    $                $
                                                  =========        ==========

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes or Debentures, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of    % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to
exceed    % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such
price less a concession of    % of the principal amount of the Debentures. The
Underwriters may allow, and such dealers may reallow, a concession not to
exceed    % of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In connection with the offering, the Underwriters may purchase and sell the Notes and the Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes or Debentures; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes or Debentures than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to brokers-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes or Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes or Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Notes and the Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes and Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes and Debentures.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                       VALIDITY OF NOTES AND DEBENTURES

  The validity of the Notes and the Debentures will be passed upon for the Company by Thomas J. Wagner, Esq., Executive Vice President and General Counsel for the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Wagner is the beneficial owner of 24,607 shares of Common Stock and holds options to acquire 32,028 shares which are exercisable within 60 days.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of CIGNA Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated herein by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      LOGO

                               CIGNA CORPORATION
                        DEBT SECURITIES, PREFERRED STOCK
                                AND COMMON STOCK

                                  -----------

  CIGNA Corporation ("CIGNA" or the "Company") may from time to time offer, together or separately, its Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness; shares of its Preferred Stock, par value $1.00 per share; and shares of its Common Stock, par value $1.00 per share. The Debt Securities, Preferred Stock and Common Stock are collectively called the "Securities". The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances at an aggregate initial offering price not to exceed $900,000,000 (or its equivalent based on the applicable exchange rate at the time of sale in one or more foreign currencies, composite currencies or in amounts determined by reference to an index as shall be designated by the Company). The Debt Securities may be convertible subordinated Debt Securities which, unless previously redeemed or otherwise purchased or acquired, will be convertible at any time during the specified conversion period into shares of the Company's Common Stock, par value $1.00 per share, or may be senior Debt Securities which will not be convertible. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars or in any other currency, in composite currencies or in amounts determined by reference to an index), maturity, rate (which may be fixed or variable) and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any listing on a securities exchange and the initial public offering price and any other terms, in the case of Preferred Stock, the specific title, the aggregate amount, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other securities, the initial public offering price and any other terms. The Company's Common Stock is listed on the New York, Pacific and Philadelphia Stock Exchanges under the trading symbol "CI". Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance.

  The Company may sell Securities to or through underwriters, directly to other purchasers or through agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION
      PASSED  UPON THE  ACCURACY  OR  ADEQUACY  OF  THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------
               The date of this Prospectus is December 22, 1993.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048; and copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Pacific Stock Exchange, Inc., 115 Sansome Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc., 1900 Market Street, 2nd Floor, Philadelphia, Pennsylvania 19103.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission in accordance with the provisions of the 1934 Act (File No. 1-8323) are incorporated by reference herein: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992; (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1993; and (3) the Company's Current Reports on Form 8-K dated January 21, February 16, March 4, March 31, May 3, August 2, November 1, November 19, December 14 and December 21, 1993. All reports subsequently filed by the Company pursuant to Section 13(a) or 13(c) of the 1934 Act, all definitive proxy or information statements subsequently filed by the Company pursuant to Section 14 of the 1934 Act and all reports subsequently filed pursuant to Section 15(d) of the 1934 Act prior to the termination of this offering will be deemed to be incorporated herein by reference and to be part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests for such copies should be directed to CIGNA Corporation, Shareholder Services Department, Two Liberty Place, 1601 Chestnut Street, P.O. Box 7716, Philadelphia, Pennsylvania 19192-2378 (telephone (215) 761-3517).

                                  THE COMPANY

  With shareholders' equity of $5.6 billion and assets of $82 billion as of September 30, 1993, CIGNA Corporation and its subsidiaries constitute one of the largest investor-owned insurance organizations in the United States and one of the principal United States companies in the financial services industry, in each case measured by total assets and revenues. Unless the context otherwise indicates, the term "the Company," when used herein, refers to one or more of CIGNA Corporation and its consolidated subsidiaries. Although CIGNA Corporation is not itself an insurance company, its subsidiaries are major providers of group life and health insurance, managed care products and services, retirement products and services, individual financial services, property and casualty insurance and asset management. The Company is one of the largest international insurance organizations based in the United States, measured by international revenues, and the largest investor-owned health maintenance organization in the United States, measured by number of enrollees. The Company's major insurance subsidiaries, Connecticut General Life Insurance Company ("CG Life") and Insurance Company of North America ("ICNA"), are among the oldest insurance companies in the United States, with ICNA tracing its origins to 1792 and CG Life to 1865.

  The principal executive offices of the Company are located at One Liberty Place, 1650 Market Street, P.O. Box 7716, Philadelphia, Pennsylvania, 19192-1550; its telephone number is (215) 761-1000.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The Company's ratio of earnings to fixed charges is incorporated by reference to Exhibit 12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and to Exhibit 12 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1993, both incorporated by reference herein.

                                USE OF PROCEEDS

  Except as may otherwise be set forth in the Prospectus Supplement, the net proceeds from the sale of the Securities offered hereby will be added to the Company's general funds and used for general corporate purposes.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities"), including the nature of any variations from the following general provisions applicable to such Offered Debt Securities, will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities may be offered as Convertible Subordinated Debt Securities which, unless previously redeemed or otherwise purchased or acquired, will be convertible at any time during the specified conversion period into shares of the Company's Common Stock, par value $1.00 per share, or as Senior Debt Securities which will not be convertible. The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company and Marine Midland Bank, N.A., as Trustee (the "Senior Trustee"), a copy of the form of which Senior Indenture is filed as an exhibit to the Registration Statement. The Convertible Subordinated Debt Securities are to be issued under an

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

Indenture (the "Convertible Subordinated Indenture," each of the Senior Indenture and the Convertible Subordinated Indenture being herein referred to individually as an "Indenture" and collectively as the "Indentures") to be entered into by the Company and Marine Midland Bank, N.A., as Trustee (the "Convertible Subordinated Trustee," each of the Senior Trustee and the Convertible Subordinated Trustee being herein referred to individually as a "Trustee" and collectively as the "Trustees"), a copy of the form of which Convertible Subordinated Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indentures are capitalized herein. Unless specifically noted, the references below to provisions, defined terms or sections of the Indentures refer to both the Senior Indenture and the Convertible Subordinated Indenture.

GENERAL

  The Indentures do not limit the amount of debentures, notes or other evidences of indebtedness which may be issued thereunder (such securities issued under either Indenture being herein referred to as the "Debt Securities"). The Indentures provide that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities will rank pari passu with one another and with all other unsecured and unsubordinated debt of the Company and will not be convertible. The Convertible Subordinated Debt Securities will rank pari passu with one another and with the Company's 8.20% Convertible Subordinated Debentures due July 10, 2010, will be subordinated to all Senior Indebtedness of the Company as described below under "Convertible Subordinated Debt Securities--Subordination" and will be convertible into the Common Stock of the Company as described below under "Convertible Subordinated Debt Securities--Conversion Rights."

  The Prospectus Supplement relating to the Offered Debt Securities will state whether the Offered Debt Securities are Senior Debt Securities or Convertible Subordinated Debt Securities and will describe the following terms, where applicable, of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates (or manner of determining the same) on which the principal of the Offered Debt Securities is payable; (4) the rate or rates (or manner of determining the same) at which the Offered Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the Interest Payment Dates on which such interest will be payable and the Regular Record Date for the interest payable on any Interest Payment Date;
(5) if other than as set forth in this Prospectus, the place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities will be payable; (6) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed in whole or in part at the option of the Company;
(7) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (9) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;
(10) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities will be payable; (11) if the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts will be determined; and (12) any other terms of the Offered Debt Securities. Additionally, the

Prospectus Supplement with respect to any Convertible Subordinated Offered Debt Securities will set forth the Initial Conversion Price, the Initial Conversion Date and the Final Conversion Date therefor and any other terms relating to the conversion thereof into Common Stock of the Company. The Prospectus Supplement with respect to any Senior Offered Debt Securities will describe the application, if any, of Section 403 or Section 1007 of the Senior Indenture thereto. (Section 301).

  Unless otherwise indicated in the Prospectus Supplement, principal of and premium, if any, and interest, if any, on the Offered Debt Securities will be payable, transfers of the Offered Debt Securities will be registrable, and Convertible Subordinated Offered Debt Securities may be surrendered for conversion, at Marine Midland Bank, N.A., 140 Broadway, New York, New York 10015, provided that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305, 307 and 1002).

  In any case where the date on which the principal of and premium, if any, and interest, if any, on the Offered Debt Securities is payable, or which is the last day any Convertible Subordinated Offered Debt Securities may be converted, is not a Business Day at any Place of Payment for such Offered Debt Securities, or at any place where Convertible Subordinated Offered Debt Securities may be surrendered for conversion, then (notwithstanding any other provision of the applicable Indenture or of such Offered Debt Securities) payment of such principal, premium or interest, or conversion of such Convertible Subordinated Offered Debt Securities, need not be made at such Place of Payment, or place where Convertible Subordinated Offered Debt Securities may be surrendered for conversion, on such date, but may be made on the next succeeding Business Day at such Place of Payment, or place where Convertible Subordinated Offered Debt Securities may be surrendered for conversion, provided that no interest shall accrue for the period from and after the date on which such principal, premium or interest is payable. (Section 113).

  Unless otherwise indicated in the Prospectus Supplement, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 302). No service charge will be made for any registration of transfer or exchange of Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305).

  Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. If such Securities are issued, the material federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating to any Original Issue Discount Securities.

EVENTS OF DEFAULT

  The following are Events of Default under each Indenture with respect to Debt Securities of any series issued under such Indenture: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due;
(b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in such Indenture (other than a covenant included in such Indenture solely for the benefit of series of Debt Securities other than that series), continued for 90 days after written notice as provided in such Indenture; (e) the acceleration, or failure to pay at maturity (including any applicable grace period), of any indebtedness for money borrowed by the Company exceeding $20,000,000 in principal amount, which acceleration or failure to pay is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in such Indenture; (f) certain events in bankruptcy, insolvency or reorganization in respect of the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501).

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee for such Debt Securities or the Holders of at least 25 percent in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502). For information as to waiver of defaults, see "Modification and Waiver."

  Neither Trustee will be under any obligation, subject to the duty of each Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture to which such Trustee is a party at the request or direction of any of the Holders of Debt Securities issued under such Indenture, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to such provisions for indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series.

  The Company will furnish to each Trustee annually a certificate as to compliance with all conditions and covenants under the Indenture to which such Trustee is a party.

MODIFICATION AND WAIVER

  Modifications and amendments of either Indenture may be made by the Company and the Trustee under such Indenture with the consent of the Holders of not less than 66 2/3 percent in principal amount of the Outstanding Debt Securities of each series issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security issued under such Indenture affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium, if any, or the rate of interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium, if any, or the rate of interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) adversely affect the right to convert any Convertible Subordinated Debt Security or modify the provisions of the Convertible Subordinated Indenture with respect to the subordination of the Convertible Subordinated Debt Securities in a manner adverse to the Holders thereof, or (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, or the percentage of Holders the consent of which is required for modification or amendment of the Indenture for such Debt Securities or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults. (Section 902).

  Each Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under such Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any Debt Security of that series or in respect of a provision which under such Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513).

  The Senior Indenture (but not the Convertible Subordinated Indenture) provides that the Holders of not less than a majority in principal amount of the Outstanding Senior Debt Securities of any series may, on behalf of the Holders of all Senior Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Senior Indenture. (Section 1009).

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may, without the consent of any Holders of Outstanding Debt Securities, consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person, if other than a wholly-owned Subsidiary (except for directors' qualifying shares), which acquires or leases the assets of the Company substantially as an entirety is organized under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under each Indenture, and (in the case of the Convertible Subordinated Indenture) provides for conversion rights for the Convertible Subordinated Debt Securities, (ii) after giving effect to the transaction, no Event of Default, and no event related to such transaction which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and (iii) certain other conditions are met. (Sections 801 and 802).

CONCERNING THE TRUSTEES

  The Company and certain of its subsidiaries in the ordinary course of business maintain general banking relations with Marine Midland Bank, N.A. Pursuant to the provisions of the Trust Indenture Act of 1939, upon a default under either the Senior Indenture or the Convertible Subordinated Indenture, Marine Midland Bank, N.A. may be deemed to have a conflicting interest by virtue of its acting as both the Senior Trustee and the Convertible Subordinated Trustee requiring it to resign and be replaced by a successor trustee in one of such positions.

                            SENIOR DEBT SECURITIES

  The following provisions apply only to Senior Debt Securities and not to Convertible Subordinated Debt Securities.

BOOK-ENTRY DEBT SECURITIES

  The Senior Offered Debt Securities may be issued in the form of one or more Global Securities that will be deposited with a Depository or its nominee identified in the Prospectus Supplement relating to such Senior Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Global Security to a nominee of such Depository and except in the circumstances described in the Prospectus Supplement relating to such Senior Offered Debt Securities. (Sections 205 and
305).

  The specific terms of the depository arrangement with respect to any portion of a series of Senior Offered Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such Senior Offered Debt Securities.

LIMITATION ON LIENS

  The Senior Indenture provides that the Company will not, and will not permit any Subsidiary, directly or indirectly, to create, issue, assume, incur or guarantee any indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or other encumbrance of any nature on any of the present or future common stock of a Designated Subsidiary (as defined below) (or any company, other than the Company, having direct or indirect control of any Designated Subsidiary) unless the Senior Debt Securities and, if the Company so elects, any other indebtedness of the Company ranking at least pari passu with the Senior Debt Securities, shall be secured equally and ratably with, or prior to, such other secured indebtedness for money borrowed so long as it is outstanding. (Section 1006).

  The Company does not believe that the covenant described above will have a material effect on the Company's or any Subsidiary's ability to conduct its operations. A similar covenant has appeared in other indentures and agreements relating to outstanding long-term indebtedness of the Company and guarantees by the Company of long-term indebtedness of Subsidiaries, and such covenant has not had a material effect on the operations of the Company or any Subsidiary. This covenant does not restrict the ability of the Company or any Subsidiary to mortgage, pledge or grant liens, security interests or other encumbrances of any nature on any property or assets other than the common stock of a Designated Subsidiary. The Company believes that this covenant may provide some benefit to Holders of Senior Debt Securities in the event the Company or any Subsidiary finds it necessary to obtain financing secured by the common stock of a Designated Subsidiary.

  The term "Designated Subsidiary" means each of CIGNA Property and Casualty Insurance Company, Connecticut General Life Insurance Company and Insurance Company of North America, so long as it remains a Subsidiary, or any Subsidiary which is a successor of such Designated Subsidiary. (Section 101).

DEFEASANCE

  Defeasance and Discharge. The Senior Indenture provides, if such provision is made applicable to the Senior Debt Securities of any series pursuant to
Section 301 of the Senior Indenture, that the Company will be discharged from any and all obligations in respect of the Senior Debt Securities of such series (except for certain obligations to register the transfer or exchange of Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Senior Trustee, or another qualified corporate trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect of such U.S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Senior Debt Securities of such series on the Stated Maturity of such payments and any mandatory sinking fund payments or analogous payments applicable to the Senior Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. Such a trust may only be established if, among other things, (i) either (x) the Company has delivered to the Senior Trustee an Opinion of Counsel to the effect that since the date of the Senior Indenture there has been a change in the applicable federal income tax law, including a change in the official interpretation thereof, or (y) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, in either case to the effect that Holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Company has delivered to the Senior Trustee an Opinion of Counsel to the effect that the Senior Debt Securities of such series, if then listed on the

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

New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge. (Section 403).

  Defeasance of Certain Obligations and Certain Events of Default. The Senior Indenture provides that, if applicable, the Company may omit to comply with the restrictive covenants in Section 1005 ("Maintenance of Properties") or
Section 1006 ("Limitation on Liens on Common Stock of Designated Subsidiaries"), and Section 501(4) (described in Clause (d) under "Events of Default") with respect to Sections 1005 and 1006 and Section 501(5) (described in Clause (e) under "Events of Default") shall be deemed not to be an Event of Default under the Senior Indenture with respect to the Senior Debt Securities of any series, upon the deposit with the Senior Trustee, or another qualified corporate trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect of such U.S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Senior Debt Securities of such series on the Stated Maturity of such payments and any mandatory sinking fund payments or analogous payments applicable to the Senior Debt Securities of such series on the day on which such payments are due and payable in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. The obligations of the Company under the Senior Indenture and the Senior Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Senior Trustee an Opinion of Counsel to the effect that (i) the Holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on the New York Stock Exchange, will not be delisted as a result of such deposit and defeasance. (Section 1007).

  In the event the Company exercises its option to omit compliance with certain covenants of the Senior Indenture with respect to the Senior Debt Securities of any series as described above and the Senior Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in Clause (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Senior Trustee, or another qualified corporate trustee, will be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments. If the Company fails to pay such amounts as and when required by the terms of the Senior Indenture, the Senior Trustee may institute and prosecute a judicial proceeding for the collection of such amounts and may enforce any judgment or final decree obtained in such proceeding. (Section 503).

                   CONVERTIBLE SUBORDINATED DEBT SECURITIES

  The following provisions apply only to Convertible Subordinated Debt Securities and not to Senior Debt Securities.

SUBORDINATION

  The payment of the principal of and premium, if any, and interest on the Convertible Subordinated Debt Securities will, to the extent set forth in the Convertible Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Convertible Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Convertible Subordinated Debt Securities. In the event of the acceleration of the maturity of any Convertible Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Convertible Subordinated Debt Securities will be entitled to receive any payment upon the principal of or premium, if any, or interest on the Convertible Subordinated Debt Securities. No payments on account of principal, premium, if any, or interest in respect of the Convertible Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities (other than stock, and certain subordinated securities, of the Company) upon conversion of a Convertible Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Convertible Subordinated Debt Security. (Article Thirteen)

  By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Convertible Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness, and may recover more, ratably, than the Holders of the Convertible Subordinated Debt Securities.

  "Senior Indebtedness" is defined to mean the principal of (and premium, if any) and interest on all indebtedness of the Company (including indebtedness of others guaranteed by the Company), other than the Convertible Subordinated Debt Securities and the Company's 8.20% Convertible Subordinated Debentures due July 10, 2010, whether outstanding on the date of the Convertible Subordinated Indenture or thereafter created, incurred or assumed, which is:
(i) for money borrowed, (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind or (iii) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or leases of property or assets made as part of any sale and lease-back transaction to which the Company is a party, including amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, unless in any case in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to the Convertible Subordinated Debt Securities.

  At November 30, 1993, Senior Indebtedness aggregated approximately $1.4 billion. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness. The Convertible Subordinated Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness.

CONVERSION RIGHTS

  The Convertible Subordinated Debt Securities will be convertible into Common Stock of the Company prior to redemption during the time period specified in the Prospectus Supplement with respect thereto, initially at the Initial Conversion Price therefor specified in such Prospectus Supplement. The right to convert Convertible Subordinated Debt Securities subject to and called for redemption will terminate at the close of business on the Redemption Date and will be lost if not exercised prior to that time. (Section 1401)

  The conversion price will be subject to adjustment in certain events, including (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined),
(iii) subdivisions, combinations and reclassifications of Common Stock, and
(iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Company). In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. (Section 1404) In case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Convertible Subordinated Debt Security then outstanding would, without the consent of any Holders of such Convertible Subordinated Debt Security, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Convertible Subordinated Debt Security might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). (Section 1411)

  Fractional shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price (as determined by the Board of Directors). (Section 1403) Convertible Subordinated Debt Securities surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Convertible Subordinated Debt Securities called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. If any Convertible Subordinated Debt Security is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any Convertible Subordinated Debt Security whose Maturity is prior to such Interest Payment Date), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Convertible Subordinated Debt Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except where Convertible Subordinated Debt Securities surrendered for conversion must be accompanied by payment as described above, no interest on converted Convertible Subordinated Debt Securities will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion. (Sections 307 and 1402)

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for Federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Convertible Subordinated Indenture, the conversion price of the Convertible Subordinated Debt Securities is reduced, such reduction may be deemed to be the payment of a taxable dividend to holders of Convertible Subordinated Debt Securities.

                        DESCRIPTION OF PREFERRED STOCK

  The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. Certain provisions applicable to the Preferred Stock are set forth below in "Description of Common Stock."

  The summary of terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and the certificate of designation relating to each series of the Preferred Stock (the "Certificate of Designation"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

  The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock, par value $1.00 per share. No shares of preferred stock are outstanding as of the date of this Prospectus, but the Company has reserved for issuance 2,000,000 shares of its Junior Participating Preferred Stock, Series D issuable pursuant to the Company's shareholder rights plan, a description of which has been incorporated by reference herein. The Company's Preferred Stock may be issued from time to time in one or more series, without shareholder approval, when authorized by the Board of Directors. Subject to limitations prescribed by law, the Board of Directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued, and to fix the number of shares of each such series. Thus, the Board of Directors, without shareholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of preferred stock or that could have the effect of delaying, deferring or preventing a change in control of the Company. For example, the Company could issue a class or classes of preferred stock the provisions of which would not protect the holders thereof with respect to redemption premiums in the event of certain mergers or other changes of control or provide the holders thereof an opportunity to vote as a class with respect to certain changes of control.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the designations and stated value per share, if any, of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

GENERAL

  The Preferred Stock offered hereby will be issued in one or more series. Shares of Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. The Prospectus Supplement will contain, if applicable, a description of certain United States Federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock offered by such Prospectus Supplement.

RANK

  The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company, rank prior to the Company's Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Company ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the Company. The Preferred Stock shall be junior to all outstanding debt of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Company's Certificate of Incorporation.

DIVIDENDS

  Holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Company on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

  Such dividends may be cumulative or noncumulative, as described in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates.

  No full dividends shall be declared or paid or set apart for payment on preferred stock of the Company of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock, dividends upon shares of such Preferred Stock and dividends on such other preferred stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the shares of such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other preferred stock, bear to each other.

CONVERTIBILITY

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock of the Company or another series of Preferred Stock or other securities of the Company will be set forth in the applicable Prospectus Supplement. See "Description of Common Stock."

REDEMPTION

  The terms, if any, on which shares of Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

LIQUIDATION

  In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Preferred Stock on liquidation, dissolution or winding up of the Company, to receive an amount per share as set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of preferred stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING

  The Preferred Stock of a series will not be entitled to vote, except as described below or in the applicable Prospectus Supplement and as required by applicable law. Without the affirmative vote of a majority of the shares of Preferred Stock then outstanding (voting separately as a class together with any Parity Stock), the Company may not (i) increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

NO OTHER RIGHTS

  The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate of Incorporation and in the applicable Certificate of Designation or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent for each series of Preferred Stock will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

  The Company is authorized to issue 200,000,000 shares of Common Stock, par value $1.00 per share, of which 72,008,415 shares were issued and outstanding at November 30, 1993. The Common Stock is listed on the New York, Pacific and Philadelphia Stock Exchanges. The Company will use its best efforts to list on the New York Stock Exchange any Common Stock to be offered by the Prospectus Supplement attached hereto.

  Holders of Common Stock are entitled to receive such dividends as the Board of Directors of the Company may from time to time declare. Payment of dividends on the Common Stock will at all times be subject to, among other things, prior satisfaction of dividend and sinking fund requirements, if any, of any series of preferred stock that may then be outstanding, and the availability of funds to the Company, which in turn may be subject to fixed payment obligations which the Company may incur in the future, and the ability of the Company's insurance subsidiaries to declare and pay dividends under applicable insurance regulatory requirements. No shares of preferred stock are outstanding as of the date of this Prospectus.

  The Company's Board of Directors is divided into three classes, each elected for a term of three years. Directors may be removed only for cause. Holders of Common Stock have one vote per share and have no cumulative voting rights. Subject to the rights of creditors and the liquidation preferences of holders of preferred stock, the holders of Common Stock are entitled to share ratably in the remaining assets of the Company in the event of its voluntary or involuntary liquidation or dissolution. Holders of Common Stock have no preemptive rights. All shares of Common Stock presently outstanding are, and all such shares to be offered by the Prospectus Supplement attached hereto will be, fully paid and nonassessable.

  Under the Company's shareholder rights plan, a Preferred Stock Purchase Right (a "Right") attaches to each outstanding share of Common Stock. The Rights trade with the Common Stock until the Rights become exercisable. They are exercisable only if a party acquires, or announces a tender offer to acquire, 20% or more of the outstanding Common Stock. Each Right entitles the shareholder to buy, for a $200 exercise price, 1/100 of a share of Junior Participating Preferred Stock, Series D, having dividend and voting rights approximately equal to one share of Common Stock. Under certain circumstances, including the acquisition of 20% or more of the outstanding Common Stock by an acquirer, all Rights holders except the acquirer may purchase shares of Common Stock worth twice the exercise price. If the Company is acquired in a merger after the acquisition of 20% of outstanding Common Stock, Rights holders may purchase the acquirer's shares at a similar discount. The Company may redeem the Rights for five cents each at any time before an acquirer acquires 20% of its outstanding Common Stock, and thereafter under certain circumstances.

  Certain mergers and other business combinations must be approved by holders of at least 80 percent of the outstanding Common Stock and any preferred stock entitled to vote generally, voting together as a single class, except where the transaction is approved by a majority of the Company's Board of Directors, or certain minimum price criteria and procedural conditions are met as specified in the Company's Restated Certificate of Incorporation. A similar 80 percent vote of the outstanding Common Stock and any preferred stock entitled to vote generally, voting together as a single class, is required for the Company's shareholders to amend, repeal or adopt any charter provision inconsistent with such provisions or to adopt, amend or repeal the Company's by-laws. Such provisions could inhibit a change of control in situations that the Board of Directors determines are not adequate or in the best interests of shareholders, or that do not meet specified fair price criteria and procedural conditions. In some circumstances, some or all shareholders could be denied the opportunity to realize a premium over the then-prevailing market price for the shares.

  The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

                             PLAN OF DISTRIBUTION

  General. The Company may sell Securities to or through underwriters or agents, directly to other purchasers, to both investors and dealers through a specific bidding or auction process or otherwise, or through a combination of any such methods of sale. If a bidding or auction process is used, it will be described in the Prospectus Supplement.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

  Delayed Delivery Arrangements. If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                            VALIDITY OF SECURITIES

  Unless otherwise indicated in a Prospectus Supplement, the validity of the Securities offered hereby will be passed upon for the Company by Schnader, Harrison, Segal & Lewis, 1600 Market Street, Philadelphia, Pennsylvania 19103, and for the underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of CIGNA Corporation as of December 31, 1992 and 1991 and for each of the three years in the period ended December 31, 1992 incorporated herein by reference to the Current Report on Form 8-K of the Company dated December 14, 1993 have been so incorporated in reliance on the reports of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-3
Ratio of Earnings to Fixed Charges.........................................  S-3
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-4
Selected Financial Information.............................................  S-5
Recent Developments........................................................  S-6
Business...................................................................  S-7
Description of Notes and Debentures........................................ S-15
Underwriting............................................................... S-18
Validity of Notes and Debentures........................................... S-19
Experts.................................................................... S-19

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Use of Proceeds............................................................    3
Description of Debt Securities.............................................    3
Senior Debt Securities.....................................................    7
Convertible Subordinated Debt Securities...................................    9
Description of Preferred Stock.............................................   11
Description of Common Stock................................................   14
Plan of Distribution.......................................................   15
Validity of Debt Securities................................................   16
Experts....................................................................   16

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                                 $600,000,000

                               CIGNA CORPORATION

                                     $
                            % NOTES DUE MAY  , 2007

                                     $
                          % DEBENTURES DUE MAY  , 2027

                                --------------

                                         (R)
                                     LOGO

                                --------------

                             GOLDMAN, SACHS & CO.

                          CREDIT SUISSE FIRST BOSTON

                              MERRILL LYNCH & CO.

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